Exhibit 99.1
AirMedia Announces Unaudited Second Quarter 2010 Financial Results
Beijing, China — August 11, 2010 — AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced its unaudited financial results for the second quarter ended June 30, 2010.
Second Quarter 2010 Financial Highlights
•	Total revenues increased by 53.0% year-over-year and by 15.5% quarter-over-quarter to US$56.3 million, a record high in AirMedia’s operating history.
•
Revenues from traditional media in airports increased by 115.5% year-over-year and by 23.7% quarter-over-quarter to US$12.2 million. Traditional media in airports started to contribute to net profits in the second quarter of 2010.

•	Gross profit was US$6.5 million, improving from gross loss of US$488,000 in the same period one year ago and gross profit of US$2.2 million in the previous quarter.
•	Loss from operations was US$5.8 million, improving from loss from operations of US$8.4 million in the same period one year ago and loss from operations of US$8.5 million in the previous quarter.
•
Net loss attributable to AirMedia’s shareholders was US$4.7 million, improving from net loss attributable to AirMedia’s shareholders of US$7.0 million in the same period one year ago and net loss attributable to AirMedia’s shareholders of US$6.5 million in the previous quarter. Basic and diluted loss attributable to AirMedia’s shareholders per American Depositary Share (“ADS”) were both US$0.07.

•
Adjusted net loss attributable to AirMedia’s shareholders (non-GAAP), which is net loss attributable to AirMedia’s shareholders excluding share-based compensation expenses and amortization of acquired intangible assets, was US$424,000, improving from adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) of US$5.4 million in the same period one year ago and adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) of US$3.8 million in the previous quarter. Adjusted basic and diluted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) were both US$0.01.

•
The Company generated positive operating cash flow in excess of capital expenditure in the second quarter of 2010. Other than restricted cash of US$1.4 million, cash and short-term investments increased to US$83.5 million as of June 30, 2010 from $76.2 million as of March 31, 2010.

“Our business continued to turn around in the second quarter of 2010 with new record total revenues of US$56.3 million. We experienced another quarter of improved advertising spending in China, indicating that a sustained recovery of advertising is under way in 2010. Our forecast of continued revenue ramp up in the third quarter further boosts our confidence to break even under U.S. GAAP in the third quarter of this year,” commented Herman Guo, chairman and chief executive officer of AirMedia. “Other than the gas station media network, we have completed our media expansion in the short term. Going forward, we will continue to focus on improving our profitability and fully realizing the operating leverage of our business model based on fixed concession fees during contract periods, allowing revenue growth to directly bring about profitability growth,” Mr. Guo added.

“We are pleased to see that our improving business performance is reflected in the Company’s financial results,” Xiaoya Zhang, AirMedia’s president and acting chief financial officer, commented. “Traditional media in airports, which had been our biggest drag in 2009, started to contribute to net profits in the second quarter of 2010. With non-GAAP adjusted net loss close to break even in the second quarter of 2010, we expect our U.S. GAAP net income to break even in the next quarter. We are particularly delighted that we generated positive operating cash flow in excess of capital expenditure this quarter. With the improved cash balance as of the end of the second quarter of 2010, we believe we have sufficient cash to support our operations in the foreseeable future,” Mr. Zhang added.
Second Quarter 2010 Financial Results
Revenues
Total revenues by product line (numbers in US$000’s except for percentages):

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	June 30,	% of Total	March 31,	% of Total	June 30,	% of Total	Growth	Growth
	2010	Revenues	2010	Revenues	2009	Revenues	rate	rate
Air Travel Media Network	52,559	93.3%	46,124	94.6%	36,819	100.0%	42.7%	14.0%
Digital frames in airports	27,019	48.0%	22,397	45.9%	16,474	44.7%	64.0%	20.6%
Digital TV screens in airports	6,550	11.6%	6,473	13.3%	9,117	24.8%	-28.2%	1.2%
Digital TV screens on airplanes	5,872	10.4%	6,856	14.1%	3,932	10.7%	49.3%	-14.4%
Traditional media in airports	12,241	21.7%	9,898	20.3%	5,680	15.4%	115.5%	23.7%
Other revenues in air travel	877	1.6%	500	1.0%	1,616	4.4%	-45.7%	75.4%
Gas Station Media Network	801	1.4%	176	0.4%	—	0.0%	N/A	355.1%
Other Media	2,971	5.3%	2,469	5.0%	—	0.0%	N/A	20.3%

Total revenues	56,331	100.0%	48,769	100.0%	36,819	100.0%	53.0%	15.5%

Net revenues	55,085		47,759		36,295		51.8%	15.3%
Total revenues for the second quarter of 2010 reached US$56.3 million, representing a year-over-year increase of 53.0% from US$36.8 million and a quarter-over-quarter increase of 15.5% from US$48.8 million. The year-over-year increase was primarily due to increases in revenues from digital frames in airports, traditional media in airports, other media, digital TV screens on airplanes and the gas station media network. The quarter-over-quarter increase was primarily due to increases in revenues from digital frames in airports, traditional media in airports, the gas station media network and other media.
Revenues from digital frames in airports
Revenues from digital frames in airports for the second quarter of 2010 increased by 64.0% year-over-year and by 20.6% quarter-over-quarter to US$27.0 million. The year-over-year increase was due to an increase in the number of time slots sold, which was partially offset by a decrease in the average advertising revenue per time slot sold (the “ASP”). The quarter-over-quarter increase was due to increases in both the ASP and the number of time slots sold. Please refer to “Summary of Selected Operating Data” below for detailed definitions of the operating data cited in this press release.
The number of time slots sold for the second quarter of 2010 increased by 74.5% year-over-year and by 8.6% quarter-over-quarter to 9,918 time slots. The year-over-year and quarter-over-quarter increases were due to continued sales efforts and growing acceptance of AirMedia’s digital frames. AirMedia’s digital frames were in operation in 33 airports in the second quarter of 2010, up from 28 airports at the end of the second quarter of 2009 and 32 airports at the end of the first quarter of 2010. The number of time slots available for sale for the second quarter of 2010 increased by 24.5% year-over-year and by 8.5% quarter-over-quarter to 32,708 time slots. The year-over-year and quarter-over-quarter increases were primarily due to an increase in the number of airports in AirMedia’s digital frame network. The utilization rate of digital frames for the second quarter of 2010 increased by 8.7 percentage points year-over-year to 30.3% and remained unchanged from the previous quarter. The year-over-year increase was primarily due to the increase in the number of time slots sold, which was partially offset by the increase in the number of time slots available for sale.

The ASP of digital frames for the second quarter of 2010 decreased by 6.0% year-over-year and increased by 11.1% quarter-over-quarter to US$2,724. The year-over-year decrease was primarily due to higher discounts offered in the second quarter of 2010 than in the same period one year ago. The quarter-over-quarter increase was primarily due to the change in the mix of time slots sold. The number of time slots sold in the top three airports, which have significantly higher ASPs than those sold in other airports, accounted for a higher percentage of total number of time slots sold in the second quarter of 2010 than in the previous quarter.
Revenues from digital TV screens in airports
Revenues from digital TV screens in airports for the second quarter of 2010 decreased by 28.2% year-over-year and increased by 1.2% quarter-over-quarter to US$6.6 million.
The number of time slots sold for the second quarter of 2010 decreased by 8.7 % year-over-year and by 28.8% quarter-over-quarter to 5,344 time slots. The year-over-year decrease was primarily due to advertisers’ shift in their budget allocations from our digital TV screens in airports to our other products in airports and on airplanes. The quarter-over-quarter decrease was primarily attributable to AirMedia’s termination of a promotional campaign, which had been adopted in the first quarter of 2010 and offered high discount from the listing prices. The number of time slots available for sale for the second quarter of 2010 decreased by 9.5% year-over-year and by 0.4% quarter-over-quarter to 22,950 time slots primarily due to the termination of operation of digital TV screens in certain second-tier and third-tier airports. The utilization rate for the second quarter of 2010 increased by 0.2 percentage point year-over-year and decreased by 9.3 percentage points quarter-over-quarter to 23.3%. The year-over-year increase was primarily due to the decrease in the number of time slots available for sale. The quarter-over-quarter decrease was primarily due to the decrease in the number of time slots sold.
The ASP of digital TV screens in airports for the second quarter of 2010 decreased by 21.3 % year-over-year and increased by 42.2% quarter-over-quarter to US$1,226. The year-over-year decrease was primarily due to higher discounts offered in the second quarter of 2010 than in the same period one year ago. The quarter-over-quarter increase was primarily attributable to the termination of the promotional campaign which had been adopted in the first quarter of 2010.
Revenues from digital TV screens on airplanes
Revenues from digital TV screens on airplanes for the second quarter of 2010 increased by 49.3% year-over-year and decreased by 14.4% quarter-over-quarter to US$5.9 million. The year-over-year increase was due to increases in both the number of time slots sold and the ASP of digital TV screens on airplanes. The quarter-over-quarter decrease was due to decreases in both the number of time slots sold and the ASP of digital TV screens on airplanes.
The number of time slots sold for the second quarter of 2010 increased by 38.5% year-over-year and decreased by 9.4% quarter-over-quarter to 259 time slots. The year-over-year increase was due to continued sales efforts, and the quarter-over-quarter decrease was due to seasonality. Although the first quarter is in general a weak quarter for our advertising business as a whole, it is a peak season for advertising on digital TV screens on airplanes as advertisers place more advertising orders to take advantage of high passenger volume during the Spring Festival holiday period in China. The number of time slots available for sale for the second quarter of 2010 decreased by 15.4% year-over-year and by 2.9% quarter-over-quarter to 396 time slots. The year-over-year decrease was primarily due to the termination of our operation of digital TV screens on the airplanes of China United Airlines and less advertising time on Air China’s airplanes. The quarter-over-quarter decrease was primarily due to the termination of our operation of digital TV screens on the airplanes of China United Airlines. The utilization rate for the second quarter of 2010 increased by 25.4 percentage points year-over-year and decreased by 4.7 percentage points quarter-over-quarter to 65.4%. The year-over-year increase was due to the increase in the number of time slots sold and the decrease in the number of time slots available for sale. The quarter-over-quarter decrease was primarily due to the decrease in the number of time slots sold.

The ASP of digital TV screens on airplanes for the second quarter of 2010 increased by 7.8% year-over-year and decreased by 5.4% quarter-over-quarter to US$22,672. The year-over-year increase in the ASP was primarily due to lower discounts offered in the second quarter of 2010 than in the same period one year ago and the increase in the listing prices of digital TV screens on Air China’s airplanes. The quarter-over-quarter decrease in the ASP was primarily due to higher discounts offered in the second quarter of 2010 than in the first quarter of 2010.
Revenues from traditional media in airports
Revenues from traditional media in airports for the second quarter of 2010 primarily included revenues from traditional media in Beijing Capital International Airport, Shenzhen International Airport and Wenzhou Yongqiang Airport, as well as revenues from billboards and painted advertisements on gate bridges in certain airports. Revenues from traditional media in airports for the second quarter of 2010 increased by 115.5% year-over-year and by 23.7% quarter-over-quarter to US$12.2 million. The year-over-year increase was primarily due to continued sales efforts and growing acceptance of AirMedia’s traditional media in airports. The quarter-over-quarter increase was primarily due to an increase in the number of locations sold.
The number of locations sold for the second quarter of 2010 increased 45.4% year-over-year and 15.8% quarter-over-quarter to 455 locations primarily due to continued sales efforts. The number of locations available for sale for the second quarter of 2010 decreased by 35.9% year-over-year and increased by 3.7% quarter-over-quarter to 705 locations. The year-over-year decrease was primarily because AirMedia terminated the operation of certain unprofitable traditional media in Beijing Capital International Airport as well as billboards and painted advertisements on gate bridges in certain airports in the first quarter of 2010. The quarter-over-quarter increase was primarily due to the increase in the number of billboards in the Wenzhou airport and light boxes in certain airports. The utilization rate of traditional media for the second quarter of 2010 increased by 36.1 percentage points year-over-year and by 6.7 percentage points quarter-over-quarter to 64.5%. The year-over-year increase was due to the decrease in the number of locations available for sale and the increase in the number of locations sold. The quarter-over-quarter increase was primarily due to the increase in the number of locations sold.
The ASP of traditional media in airports for the second quarter of 2010 increased by 48.1% year-over-year and by 6.8% quarter-over-quarter to US$26,903 primarily due to more locations with higher listing prices sold in the second quarter of 2010.
Revenues from the gas station media network
Revenues from the gas station media network for the second quarter of 2010 increased by 355.1% quarter-over-quarter to US$801,000.
As of August 8, 2010, AirMedia had installed its media, including scrolling light boxes and billboards, in a total of 1,545 Sinopec gas stations, of which 214 are located in Beijing, 295 in Shanghai, 104 in Shenzhen and the remaining 932 in 14 other cities.

Revenues from other media
Revenues from other media were primarily revenues from Beijing AirMedia City Outdoor Advertising Co., Ltd., a company AirMedia acquired in January 2010, which operates unipole signs and other outdoor media across Beijing. Revenues from other media increased 20.3% quarter-over-quarter to US$3.0 million due to more media resources sold.
Please refer to “Summary of Selected Operating Data” for more operating data.
Business tax and other sales tax
Business tax and other sales tax for the second quarter of 2010 were US$1.2 million, compared to US$524,000 in the same period one year ago and US$1.0 million in the previous quarter. For purposes of calculating the amount of business and other sales tax, concession fees are permitted to be deducted from total revenues under applicable PRC tax law.
Net revenues
Net revenues for the second quarter of 2010 reached US$55.1 million, representing a year-over-year increase of 51.8% from US$36.3 million and a quarter-over-quarter increase of 15.3% from US$47.8 million.
Cost of Revenues
Cost of revenues for the second quarter of 2010 was US$48.6 million, representing a year-over-year increase of 32.2% from US$36.8 million and a quarter-over-quarter increase of 6.8% from US$45.5 million. The year-over-year and quarter-over-quarter increases were primarily due to an increase in concession fees in connection with the expansion of AirMedia’s business. Cost of revenues as a percentage of net revenues in the second quarter of 2010 was 88.2%, compared to 101.3% in the same period one year ago and 95.3% in the previous quarter.
AirMedia incurs concession fees to airports for placing and operating digital TV screens, digital frames, traditional media and other displays in airports, to airlines for playing programs on their digital TV screens, to Sinopec for placing outdoor media in its gas stations, and to other media resources owners for placing unipole signs and other outdoor media across Beijing.
Concession fees for the second quarter of 2010 were US$33.3 million, representing a year-over-year increase of 18.7% from US$28.1 million and a quarter-over-quarter increase of 4.3% from US$31.9 million. The year-over-year and quarter-over-quarter increases were primarily due to newly signed or renewed concession rights contracts during the period. Concession fees as a percentage of net revenues in the second quarter of 2010 was 60.4%, decreasing from 77.3% in the same period one year ago and 66.9% in the previous quarter. The year-over-year and quarter-over-quarter decreases of concession fees as a percentage of net revenues were primarily due to the fact that revenues continued to ramp up while incremental concession fees grew at a slower pace than revenue growth. AirMedia has no intention to materially expand its media resources in the near term until it has returned to strong and sustainable profitability.
Gross Profit/Loss
Gross profit for the second quarter of 2010 was US$6.5 million, improving from gross loss of US$488,000 in the same period one year ago and gross profit of US$2.2 million in the previous quarter.
Gross profit as a percentage of net revenues for the second quarter of 2010 was 11.8%, compared to gross loss as a percentage of net revenues of negative 1.3% in the same period one year ago and gross profit as a percentage of net revenues of 4.7% in the previous quarter. The year-over-year and quarter-over-quarter improvements in gross profit as a percentage of net revenues were primarily due to the increase in net revenues.

Operating Expenses
Operating expenses (numbers in US$000’s except for percentages):

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	June 30,	% of Net	March 31,	% of Net	June 30,	% of Net	Growth	Growth
	2010	Revenues	2010	Revenues	2009	Revenues	rate	rate
Selling and marketing expenses	4,545	8.3%	4,123	8.6%	2,741	7.6%	65.8%	10.2%
General and administrative expenses	7,679	13.9%	6,630	13.9%	5,178	14.3%	48.3%	15.8%

Total operating expenses	12,224	22.2%	10,753	22.5%	7,919	21.8%	54.4%	13.7%

Adjusted operating expenses (non-GAAP)	7,914	14.4%	8,069	16.9%	6,303	17.4%	25.6%	-1.9%

Total operating expenses for the second quarter of 2010 were US$12.2 million, representing a year-over-year increase of 54.4% from US$7.9 million and a quarter-over-quarter increase of 13.7% from US$10.8 million.
On June 30, 2010, to provide better incentive to its employees, the Compensation Committee of AirMedia’s board of directors approved an adjustment to the exercise price of certain outstanding stock options, which were granted on July 2, 2007, July 20, 2007, November 29, 2007 and July 10, 2009, respectively. The revised exercise price for each option is US$1.57 per ordinary share, or US$3.14 per ADS. The re-pricing of these stock options resulted in one-time share-based compensation expenses of US$1.6 million in the second quarter of 2010. Total operating expenses for the second quarter of 2010 included share-based compensation expenses of US$3.4 million, compared to share-based compensation expenses of US$1.0 million in the same period one year ago and share-based compensation expenses of US$1.8 million in the previous quarter.
Adjusted operating expenses (non-GAAP) for the second quarter of 2010, which excluded share-based compensation expenses and amortization of acquired intangible assets, were US$7.9 million, representing a year-over-year increase of 25.6% from US$6.3 million and a quarter-over-quarter decrease of 1.9% from US$8.1 million. Adjusted operating expenses as a percentage of net revenues (non-GAAP) in the second quarter of 2010 was 14.4%, compared to 17.4% in the same period one year ago and 16.9% in the previous quarter.
Please refer to the attached table captioned “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” for a reconciliation of operating expenses under U.S. GAAP to adjusted operating expenses (non-GAAP).
Selling and marketing expenses for the second quarter of 2010 were US$4.5 million, including share-based compensation expenses of US$927,000. This represented a year-over-year increase of 65.8% from US$2.7 million and a quarter-over-quarter increase of 10.2% from US$4.1 million in the previous quarter. The year-over-year increase was primarily due to higher expenses related to expansion of the direct sales force and increased share-based compensation expenses. The quarter-over-quarter increase was primarily due to the one-time share-based compensation expenses associated with the re-pricing of stock options in the second quarter of 2010.
General and administrative expenses for the second quarter of 2010 were US$7.7 million, including share-based compensation expenses of US$2.5 million. This represented a year-over-year increase of 48.3% from US$5.2 million and a quarter-over-quarter increase of 15.8% from US$6.6 million. The year-over-year increase was primarily due to the one-time share-based compensation expenses associated with the re-pricing of stock options in the second quarter of 2010, higher bad-debt provisions, and higher amortization of acquired intangible assets. The quarter-over-quarter increase was primarily due to the one-time share-based compensation expenses associated with the re-pricing of stock options in the second quarter of 2010, which were partially offset by lower bad-debt provisions.

Loss from Operations
Loss from operations for the second quarter of 2010 was US5.8 million, as compared to loss from operations of US$8.4 million in the same period one year ago and loss from operations of US$8.5 million in the previous quarter.
Adjusted loss from operations (non-GAAP) for the second quarter of 2010, which excluded share-based compensation expenses and amortization of acquired intangible assets, was US$1.4 million, compared to adjusted loss from operations (non-GAAP) of US$6.8 million in the same period one year ago and adjusted loss from operations (non-GAAP) of US$5.8 million in the previous quarter. Adjusted operating margin (non-GAAP) for the second quarter of 2010, which excluded the effect of share-based compensation expenses and amortization of acquired intangible assets, was negative 2.6%, compared to negative 18.7% in the same period one year ago and negative 12.2% in the previous quarter.
Please refer to the attached table captioned “Reconciliation of GAAP Loss from Operations to Non-GAAP Adjusted Loss from Operations” for a reconciliation of loss from operations under U.S. GAAP to adjusted loss from operations (non-GAAP).
Income Tax Benefit/Expenses
Income tax expenses for the second quarter of 2010 were US$19,000, compared to income tax benefit of US$653,000 in the same period one year ago and income tax expenses of US$21,000 in the previous quarter.
Net Loss Attributable to AirMedia’s Shareholders
Net loss attributable to AirMedia’s shareholders for the second quarter of 2010 was US$4.7 million, compared to net loss attributable to AirMedia’s shareholders of US$7.0 million in the same period one year ago and net loss attributable to AirMedia’s shareholders of US$6.5 million in the previous quarter. The basic and diluted net loss attributable to AirMedia’s shareholders per ADS for the second quarter of 2010 were both US$0.07, compared to basic and diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.11 in the same period one year ago and basic and diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.10 in the previous quarter.
Adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) for the second quarter of 2010, which is net loss attributable to AirMedia’s shareholders excluding share-based compensation expenses and amortization of acquired intangible assets, was US$424,000, compared to adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) of US$5.4 million in the same period one year ago and adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) of US$3.8 million in the previous quarter. Basic and diluted adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) for the second quarter of 2010 were both US$0.01, compared to basic and diluted adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.08 in the same period one year ago and basic and diluted adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.06 in the previous quarter.
Please refer to the attached table for a reconciliation of net loss attributable to AirMedia’s shareholders and basic and diluted net loss attributable to AirMedia’s shareholders per ADS under U.S. GAAP to adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) and basic and diluted adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP).

Cash, Restricted Cash and Short-term Investments
Other than restricted cash of US$1.4 million, cash and short-term investments totaled US$83.5 million as of June 30, 2010, compared to US$124.3 million as of December 31, 2009 and 76.2 million as of March 31, 2010. The decrease in cash and short-term investments from December 31, 2009 was primarily due to an increase in prepaid concession fees incurred, based on the terms of certain material concession rights contracts. The increase in cash and short-term investments from March 31, 2010 was primarily due to an increase in cash flow from operations.
Other Recent Developments
AirMedia obtained a concession rights contract to sell advertisements on the digital TV screens on the airplanes of Hainan Airlines, the fourth largest airline in mainland China, from August 1, 2010 to March 31, 2012.
On June 30, 2010, to provide better incentive to its employees, the Compensation Committee of AirMedia’s board of directors approved an adjustment to the exercise price of certain outstanding stock options, which were granted on July 2, 2007, July 20, 2007, November 29, 2007 and July 10, 2009, respectively.
Business Outlook
AirMedia currently expects that its total revenues for the third quarter of 2010 will range from US$60.0 million to US$62.0 million, representing a year-over-year increase of 59.0% to 64.3% from the same period in 2009.
AirMedia currently expects that concession fees will be at least US$33.5 million in the third quarter of 2010.
The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to the Safe Harbor Statement below for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.
Summary of Selected Operating Data

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	June 30,		March 31,		June 30,		Growth	Growth
	2010		2010		2009		Rate	Rate

Digital frames in airports
Number of airports in operation		33		32		28	17.9%	3.1%
Number of time slots available for sale (2)		32,708		30,144		26,277	24.5%	8.5%
Number of time slots sold (3)		9,918		9,134		5,683	74.5%	8.6%
Utilization rate (4)		30.3%		30.3%		21.6%	8.7%	0.0%
Average advertising revenue per time slot sold (5)	US$	2,724	US$	2,452	US$	2,899	-6.0%	11.1%

Digital TV screens in airports
Number of airports in operation		37		36		40	-7.5%	2.8%
Number of time slots available for sale (1)		22,950		23,050		25,350	-9.5%	-0.4%
Number of time slots sold (3)		5,344		7,505		5,856	-8.7%	-28.8%
Utilization rate (4)		23.3%		32.6%		23.1%	0.2%	-9.3%
Average advertising revenue per time slot sold (5)	US$	1,226	US$	862	US$	1,557	-21.3%	42.2%

Digital TV screens on airplanes
Number of airlines in operation		8		8		9	-11.1%	0.0%
Number of time slots available for sale (1)		396		408		468	-15.4%	-2.9%
Number of time slots sold (3)		259		286		187	38.5%	-9.4%
Utilization rate (4)		65.4%		70.1%		40.0%	25.4%	-4.7%
Average advertising revenue per time slot sold (5)	US$	22,672	US$	23,972	US$	21,026	7.8%	-5.4%

Traditional Media in airports
Numbers of locations available for sale (6)		705		680		1,100	-35.9%	3.7%
Numbers of locations sold (7)		455		393		313	45.4%	15.8%
Utilization rate (8)		64.5%		57.8%		28.5%	36.1%	6.7%
Average advertising revenue per location (9)	US$	26,903	US$	25,186	US$	18,162	48.1%	6.8%

Notes:
(1) We define a time slot as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. Our airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 25 minutes of advertising content, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital TV screens in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when we had operations on each airline and then calculating the sum of all the time slots for each of our network airlines.
(2) We define a time slot as a 12-second equivalent advertising time unit for digital frames in airports, which is shown during each standard advertising cycle on a weekly basis in a given airport. Our standard airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles, which allows us to sell a maximum of 50 time slots per week. The length of time slot and advertising program cycle of some digital frames in several airports are different from standard ones. The number of time slots available for our digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports.
(3) Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units for digital frames in airports sold during the period presented.
(4) Utilization rate refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.
(5) Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports is calculated by dividing our revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports by its own number of time slots sold, respectively.
(6) We define the number of locations available for sale in traditional media as the sum of (1) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports (light boxes and billboards), and (2) the number of gate bridges in 10 airports (gate bridges).
(7) The number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, we first calculate the “utilization rates of light boxes and billboards” in such airport by dividing the “total value of light boxes and billboards sold” in such airport by the “total value of light boxes and billboards” in such airport. The “total value of light boxes and billboards sold” in a given airport is calculated as the daily listing prices of each light boxes and billboards sold multiplied by their respective number of days sold during the period presented. The “total value of light boxes and billboards” in a given airport is calculated as the sum of quarterly listing prices of all the light boxes and billboards during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on the contracts.
(8) Utilization rate refers to total locations sold as a percentage of total locations available for sale during the period presented.
(9) Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.

Earnings Conference Call Details
AirMedia will hold a conference call to discuss the second quarter 2010 earnings at 8:00 PM U.S. Eastern Time on August 11, 2010 (5:00 PM U.S. Pacific Time on August 11, 2010; 8:00 AM Beijing/Hong Kong time on August 12, 2010). AirMedia’s management team will be on the call to discuss financial results and operational highlights and answer questions.
Conference Call Dial-in Information
U.S.: +1 800 901 5247
U.K.: +44 207 365 8426
Hong Kong: +852 3002 1672
International: +1 617 786 4501
Pass code: AMCN
A replay of the call will be available for 1 week between 11:00 p.m. on August 11, 2010 and 11:00 p.m. on August 18, 2010, Eastern Time.
Replay Dial-in Information
U.S.: +1 888 286 8010
International: +1 617 801 6888
Pass code: 23034694
Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn.
Use of Non-GAAP Financial Measures
AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. AirMedia’s non-GAAP financial measures exclude the following non-cash items: (1) share-based compensation expenses, and (2) amortization of acquired intangible assets. Non-GAAP financial measures are used by AirMedia’s management in their financial and operating decision-making, because management believes they reflect AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP Net Loss and EPS and Non-GAAP Adjusted Loss and EPS”, “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” and “Reconciliation of GAAP Loss from Operations to Non-GAAP Adjusted Loss from Operations” set forth at the end of this release.

About AirMedia Group Inc.
AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 33 major airports, including the 15 largest airports in China. AirMedia also operates digital TV screens in 37 major airports, including 25 out of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by nine airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens.
In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.
For more information about AirMedia, please visit http://www.airmedia.net.cn.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, our air travel advertising network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive most of our revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect our revenues and results of operation; our strategy of expanding our advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and our failure to do so could materially reduce the attractiveness of our network and harm our business, reputation and results of operations; if we do not succeed in our expansion into gas station and other outdoor media advertising, our future results of operations and growth prospects may be materially and adversely affected; if our customers reduce their advertising spending or are unable to pay us in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, our revenues and results of operations may be materially and adversely affected; we face risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for our advertising services or disrupt our operations; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to operate our advertising platforms, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a significant portion of our revenues has been derived from the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; our limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Investor Contact:
Raymond Huang
Investor Relations Director
AirMedia Group Inc.
Tel: +86-10-8460-8678
Email: ir@airmedia.net.cn
Caroline Straathof
IR Inside
Tel: +31-6-54624301
Email: info@irinside.com

AirMedia Group Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands)

	June 30,	December 31,
	2010	2009
ASSETS:
Current Assets:
Cash	70,159	123,754
Restricted cash	1,446	1,431
Short-term investments	13,345	586
Accounts receivable, net	49,368	40,019
Prepaid concession fees	40,787	15,425
Amount due from related party	26	5,991
Other current assets	4,061	4,069
Deferred tax assets — current	4,323	3,693

Total current assets	183,515	194,968

Property and equipment, net	77,110	78,831
Long-term investments	1,581	1,984
Long-term deposits	16,449	15,914
Deferred tax assets — non-current	4,362	4,726
Acquired intangible assets, net	19,885	11,141
Goodwill	17,322	9,087

Total Assets	320,224	316,651

LIABILITIES AND EQUITY:
Current Liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $29,489 and $30,067 as of June 30, 2010 and December 31, 2009, respectively)	32,304	30,680
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $4,959 and $3,827 as of June 30, 2010 and December 31, 2009, respectively)	7,945	7,136
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $11,976 and $8,924 as of June 30 2010 and December 31, 2009, respectively)	11,976	8,941
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $220 and $76 as of June 30, 2010 December 31, 2009, respectively)	196	52
Dividend payable (including dividend payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $1,069 and nil as of June 30, 2010 and December 31, 2009, respectively)	1,069	—
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to AirMedia Group Inc. $411 and $408 as of June 30, 2010 and December 31, 2009, respectively)	411	408

Total current liabilities	53,901	47,217

Deferred tax liability — non-current	5,332	3,155

Total liabilities	59,233	50,372

Equity
Ordinary shares	132	132
Additional paid-in capital	273,748	268,542
Statutory reserves	6,912	6,912
Accumulated deficits	(33,727)	(22,488)
Accumulated other comprehensive income	11,519	9,947

Total AirMedia Group Inc.’s shareholders’ equity	258,584	263,045

Noncontrolling interests	2,407	3,234

Total equity	260,991	266,279

Total Liabilities and Equity	320,224	316,651

AirMedia Group Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	June 30,	March 31,	June 30,
	2010	2010	2009
Revenues	56,331	48,769	36,819
Business tax and other sales tax	(1,246)	(1,010)	(524)

Net revenues	55,085	47,759	36,295
Cost of revenues	48,612	45,523	36,783

Gross profit/(loss)	6,473	2,236	(488)
Operating expenses:
Selling and marketing *	4,545	4,123	2,741
General and administrative *	7,679	6,630	5,178
Total operating expenses	12,224	10,753	7,919

Loss from operations	(5,751)	(8,517)	(8,407)

Interest income	137	237	461
Gain on remeasurement of fair value of previously held investment (net)	—	919	—
Other income, net	84	229	222

Loss before income taxes	(5,530)	(7,132)	(7,724)
Income tax expenses (benefits)	19	21	(653)

Net loss before net income of equity accounting investments	(5,549)	(7,153)	(7,071)
Net income of equity accounting investments	48	154	37

Net loss	(5,501)	(6,999)	(7,034)

Less: Net loss attributable to noncontrolling interests	(767)	(494)	(39)

Net loss attributable to AirMedia Group Inc.’s shareholders	(4,734)	(6,505)	(6,995)

Net loss attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	(0.04)	(0.05)	(0.05)
Diluted	(0.04)	(0.05)	(0.05)
Net loss attributable to AirMedia Group Inc.’s shareholders per
ADS
Basic	(0.07)	(0.10)	(0.11)
Diluted	(0.07)	(0.10)	(0.11)
Weighted average ordinary shares outstanding used in computing net loss per ordinary share — basic	131,169,981	131,154,704	130,564,714
Weighted average ordinary shares outstanding used in computing net loss per ordinary share — diluted	131,169,981	131,154,704	130,564,714
* Share-based compensation charges included are as follow:
Selling and marketing	927	514	233
General and administrative	2,450	1,254	777

AirMedia Group Inc.
RECONCILIATION OF GAAP NET LOSS AND EPS TO NON-GAAP ADJUSTED NET LOSS AND EPS
(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	June 30,	March 31,	June 30,
	2010	2010	2009
GAAP net loss attributable to AirMedia Group Inc.’s shareholders	(4,734)	(6,505)	(6,995)
Amortization of acquired intangible assets	933	916	606
Share-based compensation	3,377	1,768	1,010

Adjusted net loss attributable to AirMedia Group Inc.’s shareholders (non-GAAP)	(424)	(3,821)	(5,379)

Adjusted net loss attributable to AirMedia Group Inc.’s shareholders per share (non- GAAP)
Basic	(0.00)	(0.03)	(0.04)
Diluted	(0.00)	(0.03)	(0.04)

Adjusted net loss attributable to AirMedia Group Inc.’s shareholders per ADS (non- GAAP)
Basic	(0.01)	(0.06)	(0.08)
Diluted	(0.01)	(0.06)	(0.08)

Shares used in computing adjusted basic net loss attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)	131,169,981	131,154,704	130,564,714
Shares used in computing adjusted diluted net loss attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)	131,169,981	131,154,704	130,564,714
Note:
(1) The Non-GAAP adjusted net loss per share and per ADS are computed using Non-GAAP adjusted net loss and number of shares and ADSs used in GAAP basic and diluted EPS calculation, where the number of shares and ADSs is adjusted for dilution due to share-based compensation grants.

AirMedia Group Inc.
RECONCILIATION OF GAAP OPERATING EXPENSES TO NON-GAAP ADJUSTED OPERATING EXPENSES
(In U.S. dollars in thousands except for percentages)

	Three Months Ended
	June 30,	March 31,	June 30,
	2010	2010	2009
GAAP operating expenses	12,224	10,753	7,919
Amortization of acquired intangible assets	933	916	606
Share-based compensation	3,377	1,768	1,010

Adjusted operating expenses (non-GAAP)	7,914	8,069	6,303

Adjusted operating expenses as a percentage of net revenues (non-GAAP)	14.4%	16.9%	17.4%
AirMedia Group Inc.
RECONCILIATION OF GAAP LOSS FROM OPERATIONS TO NON-GAAP ADJUSTED LOSS FROM OPERATIONS
(In U.S. dollars in thousands except for percentage)

	Three Months Ended
	June 30,	March 31,	June 30,
	2010	2010	2009
Loss from operations	(5,751)	(8,517)	(8,407)
Amortization of acquired intangible assets	933	916	606
Share-based compensation	3,377	1,768	1,010

Adjusted loss from operations (non-GAAP)	(1,441)	(5,833)	(6,791)

Adjusted operating margin (non-GAAP)	-2.6%	-12.2%	-18.7%